Citigroup Inc. 388 Greenwich Street, 17th Floor New York, New York 10013

January 26, 2022

Mr. Benjamin Meeks, Esq., Special Counsel

Mr. Arthur C. Sandel, Esq., Special Counsel

Office of Structured Finance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:    Citibank Credit Card Issuance Trust

Citibank, N.A.

Citibank Credit Card Master Trust I

Registration Statement on Form SF-3

Filed December 20, 2021

File Nos. 333-261769, 333-261769-01 and 333-261769-02

Dear Messrs. Meeks and Sandel:

In connection with the limited review of the above-referenced Registration Statement on Form SF-3 (the “Registration Statement”), we are pleased to submit Pre-Effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”) on behalf of Citibank, N.A. (“Citibank” or the “Registrant”), as depositor of Citibank Credit Card Master Trust I and Citibank Credit Card Issuance Trust. We have reviewed your letter dated January 13, 2022 providing a comment by the staff (the “Staff”) of the Securities and Exchange Commission to the Registration Statement initially filed on December 20, 2021. The Registrant’s response to the Staff’s comment is set forth below. Capitalized terms used in this letter without definition have the meanings given to those terms in the form of prospectus contained in the Registration Statement. References to “we,” “us,” “our” and other similar pronouns in this letter refer to the Registrant.

For your convenience, a copy of the Staff’s comment is included below in bold-face font, followed by the Registrant’s response.

Mr. Benjamin Meeks, Esq

Mr. Arthur C. Sandel, Esq.

January 26, 2022

Form of Prospectus

Risk Factors

Business Risks Relating to Citibank’s Credit Card Business

Climate change could have a negative impact on Citibank’s results of operations and financial condition, page 56

Comment 1. Your disclosure states that Citibank and its customers and clients could be negatively impacted by climate change. To the extent that you believe investors in these asset-backed securities may be impacted by climate related events, including, but not limited to, existing or pending legislation or regulation that relates to climate change, please consider revising your disclosure to explain how these risks might impact investors in these asset-backed securities. See the Commission’s Guidance Regarding Disclosure Related to Climate Change, Interpretive Release No. 33-9106 (February 8, 2010).

Response 1. In response to your comment, we revised the risk factor disclosure regarding climate change impacts to state the following:

Climate change could have an adverse impact on Citibank and cardholders, and negatively affect the timing and amount of payments on your notes

Citibank operates globally, including in countries, states and regions where its businesses, including the U.S. credit card businesses, and the activities of its cardholders could be negatively affected by the impacts of climate change. While the geographic diversification of Citibank’s credit card portfolios and diverse cardholder base mitigates risk overall, climate change still presents some risks to Citibank and its cardholders, with these risks expected to increase over time.

Climate risks can arise from physical risks (acute or chronic risks related to the physical effects of climate change, including any related increase in the severity and frequency of extreme weather and natural disasters) and transition risks (risks related to regulatory and legal, technological, market and reputational changes from a transition to a low-carbon economy). Physical risks, particularly if they increase over time, could damage or destroy Citibank’s or its cardholders’ properties and other assets and disrupt their activities and operations. For example, cardholders may reside in areas negatively affected by physical impacts from climate change, such as extreme weather events and the increased frequency of such events (including wildfires, droughts and hurricanes, among others), or overall shifts in climatic behavior, such as temperature, precipitation patterns, and sea level rise. In these

Mr. Benjamin Meeks, Esq

Mr. Arthur C. Sandel, Esq.

January 26, 2022

instances, the cardholders as well as their broader community and region may suffer financial harm, reducing their ability to make timely payments on their credit card accounts and, if these impacts happen at scale, negatively affecting the broader local, regional and national economy. Such damage or disruption could also negatively impact the operations of Citibank, including its U.S. credit card business, which could, for example, impair its ability to originate new credit card accounts and receivables and to perform its servicing obligations on the credit card accounts or the notes.

Climate transition risks may also occur, resulting from changes in public policy, regulation, market preferences, or technology shifts, which in turn could have negative impacts on asset values, on the operations, financial results and the reputation of Citibank, and on its cardholders. U.S. and non-U.S. banking regulators and others have increasingly viewed financial institutions as important participants in efforts to address the financial risks related to climate change both directly and with respect to their customers. Ongoing legislative or regulatory uncertainties and changes regarding climate risk management and practices may result in higher regulatory, compliance, credit and reputational risks and costs, which could negatively impact Citibank’s U.S. credit card business and its ability to originate new credit card accounts and receivables and to perform its servicing obligations with respect to the credit card accounts and the notes. These impacts of climate change could, individually or collectively, adversely affect the timing and amount of payments on the notes.

*    * ***

The Registrant hopes the Staff will find the above response responsive to its comment. If you have any questions or require any further information with respect to the response or Amendment No. 1, please contact the undersigned via email to beckerc@citi.com or by phone at (917) 482-5281.

Sincerely,

/s/ Christopher R. Becker

Christopher R. Becker, Esq.
Associate General Counsel—Capital Markets and Corporate Reporting of Citigroup Inc.